

Mail Stop 3561

March 24, 2017

Thomas Randal Coleman
Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

> **Re: The Scotts Miracle-Gro Company**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 28, 2016**
> **Form 8-K Furnished January 31, 2017**
> **Form S-4 Filed February 28, 2017**
> **File No. 001-11593**

Dear Mr. Coleman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure